UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Buenaventura to Host Investor Day on November 18, 2025 in New York

Lima, Peru, September 23, 2025 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced that it will host its Analyst and Investor Day ("Buenaventura Day") on Tuesday, November 18, 2025 in New York, NY.

This event, held for equity analysts and institutional investors, will feature presentations by the Company’s senior management team:

•	Mr. Leandro García, Chief Executive Officer
•	Mr. Daniel Dominguez, Chief Financial Officer
•	Mr. Juan Carlos Ortiz, Vice President of Operations

The in-person event will begin with breakfast at 9:00 AM ET, followed by presentations commencing at 9:30 AM ET. A live video webcast of the session will be accessible on the day of the event via Buenaventura’s official website at https://buenaventura.com/investor-day/. The replay will be archived on the Resources section of the site.

Buenaventura’s Investor Day is open to the investment community and pre-registration for in-person attendance is required by November 11, 2025. Confirmation and additional event details will be provided to registered attendees.

For more information, please contact:

InspIR Group
inspir@inspirgroup.com

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2024 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s website at www.buenaventura.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: September 23, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer